Pricing Term Sheet	Filed pursuant to Rule 433
dated September 13, 2011	Registration File No. 333-176787
Relating to the
Preliminary Prospectus Supplements
dated September 12, 2011
(To Prospectus dated September 12, 2011)

Note: This free writing prospectus is being refiled solely for the purpose of correcting a typographical error in the CUSIP number for the 2.50% Convertible Senior Notes due 2018 included in the free writing prospectus filed with the Securities and Exchange Commission earlier today (September 14, 2011) pursuant to Rule 433.

InterMune, Inc.

Concurrent Offerings of

4,000,000 Shares of Common Stock

(the “Common Stock Offering”)

and

$135,000,000 principal amount of

2.50% Convertible Senior Notes due 2018

(the “Convertible Senior Notes Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated September 12, 2011 relating to the Common Stock Offering, including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated September 12, 2011 relating to the Convertible Senior Notes Offering, including the documents incorporated by reference therein, and (iii) the related base prospectus dated September 12, 2011, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.

Issuer:	InterMune, Inc., a Delaware corporation.

Ticker / Exchange for Common Stock:	ITMN / The NASDAQ Global Select Market (“NASDAQ”).

Trade Date:	September 14, 2011.

Settlement Date:	September 19, 2011.

Common Stock Offering

Title of Securities:	Common stock, par value $0.001 per share, of the Issuer (the “Common Stock”).

Shares Offered and Sold:	4,000,000 (or a total of 4,600,000 if the underwriters exercise in full their option to purchase up to 600,000 additional shares of the Issuer’s common stock).

Last Reported Sale Price of Common Stock on NASDAQ on September 13, 2011:	$24.20 per share of Common Stock.

Public Offering Price:	$24.00 per share of Common Stock.

Use of Proceeds:

The Issuer estimates that the net proceeds from the Common Stock Offering will be approximately $91.2 million (or approximately $104.9 million if the underwriters’ option to purchase up to 600,000 additional shares of Common Stock is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer currently intends to use the net proceeds from the Common Stock Offering and the Convertible

Senior Notes Offering to fund the commercial launch of Esbriet® in the European Union (the “EU”), to fund its ASCEND trial and for general corporate purposes, which may include funding research and development, increasing its working capital and reducing indebtedness. The Issuer may also use a portion of the net proceeds for capital expenditures or for acquisitions or investments in businesses, products and technologies that are complementary to its own. The Issuer will retain broad discretion over the use of the net proceeds from the Common Stock Offering and the Convertible Senior Notes Offering. The Issuer intends to invest the net proceeds in short-term, investment-grade, interest-bearing securities until it is ready to use them.

Joint Book-Running Managers:	Goldman, Sachs & Co. and J.P. Morgan Securities LLC.

Co-Managers:	JMP Securities LLC, Leerink Swann LLC, Oppenheimer & Co. Inc. and Wells Fargo Securities, LLC.

CUSIP Number:	45884X103.

ISIN Number:	US45884X1037.

Convertible Senior Notes Offering

Convertible Senior Notes:	2.50% Convertible Senior Notes due 2018 (the “Notes”).

Aggregate Principal Amount Offered and Sold:	$135,000,000 principal amount of Notes (or a total of $155,250,000 principal amount of Notes if the underwriters exercise in full their over-allotment option to purchase additional Notes).

Public Offering Price:	100% of principal amount.

Maturity:	September 15, 2018, unless earlier repurchased, redeemed or converted.

Interest Rate:	2.50% per year.

Interest Payment Dates and Record Dates:

Interest will accrue from the Settlement Date or from the most recent date to which interest has been paid or duly provided for, and will be payable semi-annually in arrears on March 15 and September 15 of each year, beginning on March 15, 2012, to the person in whose name a Note is registered at the close of business on March 1 or September 1, as the case may be, immediately preceding the relevant Interest Payment Date.

Last Reported Sale Price of Common Stock on NASDAQ on September 13, 2011:	$24.20 per share of Common Stock.

Reference Price:	$24.00 per share of Common Stock, the Public Offering Price per share in the Common Stock Offering.

Conversion Premium:	Approximately 32.50% above the Reference Price.

Initial Conversion Price:	Approximately $31.80 per share of Common Stock.

Initial Conversion Rate:	31.4465 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment.

Optional Redemption by the Issuer:

On or after September 20, 2015, the Issuer may redeem for cash all or part of the Notes, except for Notes that it is required to repurchase as set forth in “Description of Notes—Fundamental Change Permits Holders to Require Us to Repurchase Notes” in the preliminary prospectus supplement dated September 12, 2011 for the Convertible Senior Notes Offering, but only if the last reported sale price of the Common Stock exceeds 130% of the conversion price then in effect for 20 or more trading days in a period of 30 consecutive trading days ending within 10 trading days immediately prior to the date the Issuer provides the notice of redemption. The redemption price will equal 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the redemption date.

Use of Proceeds:

The Issuer estimates that the net proceeds from the Convertible Senior Notes Offering will be approximately $130.7 million (or approximately $150.3 million if the underwriters exercise their over-allotment option to purchase additional Notes in full), after deducting the underwriting discounts and commissions and estimated offering expenses payable by the Issuer. The Issuer currently intends to use the net proceeds from the Convertible Senior Notes Offering and the Common Stock Offering to fund the commercial launch of Esbriet® in the EU, to fund its ASCEND trial and for general corporate purposes, which may include funding research and development, increasing its working capital and reducing indebtedness. The Issuer may also use a portion of the net proceeds for capital expenditures or for acquisitions or investments in businesses, products and technologies that are complementary to its own. The Issuer will retain broad discretion over the use of the net proceeds from the Convertible Senior Notes Offering and the Common Stock Offering. The Issuer intends to invest the net proceeds in short-term, investment-grade, interest-bearing securities until it is ready to use them.

Joint Book-Running Managers:	Goldman, Sachs & Co. and J.P. Morgan Securities LLC.

Co-Managers:	JMP Securities LLC, Leerink Swann LLC, Oppenheimer & Co. Inc. and Wells Fargo Securities, LLC.

CUSIP Number:	45884X AE3.

ISIN Number:	US45884XAE31.

Fundamental Change:

If the Issuer undergoes a “fundamental change” (as defined in the preliminary prospectus supplement dated September 12, 2011 for the Convertible Senior Notes Offering), a holder will have the option to require the Issuer to repurchase all or any portion of the holder’s Notes in integral multiples of $1,000 principal amount. The fundamental change repurchase price will be 100% of the principal amount of the Notes to be repurchased plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date. The Issuer will pay cash for all convertible notes so repurchased.

Adjustment to Shares Delivered Upon Make- Whole Fundamental Change:

The following table sets forth the hypothetical stock prices and the number of additional shares of Common Stock to be received by which the conversion rate for the Notes will be increased per $1,000 principal amount of Notes in the event of a make-whole fundamental change:

	Stock Price
Effective Date	$24.00	$25.00	$26.00	$27.00	$28.00	$29.00	$30.00	$31.80	$35.00	$40.00	$41.34	$45.00	$50.00	$60.00	$70.00
September 19, 2011	10.2202	9.3809	8.6232	7.9116	7.3194	6.7246	6.2521	5.4289	4.3298	3.1258	2.9007	2.3364	1.7675	1.0576	0.6731
September 15, 2012	10.2202	8.8991	8.1191	7.4131	6.7967	6.2128	5.7467	4.9195	3.8420	2.6612	2.4594	1.9272	1.4167	0.8087	0.4928
September 15, 2013	10.2202	8.4293	7.6055	6.9008	6.2480	5.6497	5.1762	4.3499	3.2557	2.1460	2.0221	1.4771	1.0529	0.5591	0.3302
September 15, 2014	10.2202	7.9934	7.0723	6.3542	5.6437	5.0144	4.5032	3.6553	2.5353	1.4995	1.4640	0.9219	0.6002	0.2743	0.1699
September 15, 2015	10.2202	7.9592	6.9648	6.1201	5.3228	4.5994	3.9833	2.9421	1.5718	0.3168	0.2965	0.0000	0.0000	0.0000	0.0000
September 15, 2016	10.2202	8.4027	7.3372	6.3792	5.5484	4.8521	4.1041	3.0706	1.6163	0.1106	0.3291	0.0000	0.0000	0.0000	0.0000
September 15, 2017	10.2202	8.6339	7.5307	6.5490	5.6687	4.8769	4.1701	3.0509	1.5844	0.2215	0.0169	0.0000	0.0000	0.0000	0.0000
September 15, 2018	10.2202	8.5535	7.0150	5.5905	4.2677	3.0362	1.8868	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $70.00 per share, subject to adjustment, no additional shares will be added to the conversion rate.

•	If the stock price is less than $24.00 per share, subject to adjustment, no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of Common Stock issuable upon conversion exceed 41.6667 per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate as set forth in “Description of Notes—Conversion Rate Adjustments” in the preliminary prospectus supplement dated September 12, 2011 for the Convertible Senior Notes Offering.

CAPITALIZATION

The following table replaces (i) the table set forth on page S-38 of the preliminary prospectus supplement for the Common Stock Offering and (ii) the table set forth on page S-47 of the preliminary prospectus supplement for the Convertible Senior Notes Offering:

The following table sets forth the Issuer’s cash and cash equivalents, available-for-sale securities and consolidated capitalization as of June 30, 2011: (i) on an actual basis and (ii) on an as adjusted basis to give effect to (a) the issuance of 4,000,000 shares of Common Stock in the Common Stock Offering at the Public Offering Price and (b) the issuance of $135.0 million in principal amount of Notes in the Convertible Senior Notes Offering, in each case, after deductions, underwriting discounts and commissions and estimated offering expenses payable by the Issuer.

	As of June 30, 2011
(in thousands, except share and per share data)	Actual	As Adjusted
Cash and cash equivalents	$62,495	$284,385
Available-for-sale securities	183,243	183,243

Long-term debt:
5.00% convertible senior notes due 2015	85,000	85,000
2.50% convertible senior notes due 2018(1)	—	135,000

Total long-term debt	$85,000	$220,000

Shareholders’ equity:
Common stock, par value $0.001 per share; 100,000,000 shares authorized; 60,677,600 shares issued and outstanding, actual; 64,677,600 shares issued and outstanding, as adjusted	61	65
Additional paid-in capital	1,029,477	1,120,663
Accumulated other comprehensive income	26	26
Accumulated deficit	(865,092)	(865,092)

Total stockholders’ equity	164,472	255,662

Total capitalization	$249,472	$475,662

(1)	The convertible notes to be issued in connection with our notes offering have been included in long-term debt pending a comprehensive analysis of the terms of our convertible notes, at which time a portion of the convertible notes may be included in additional paid-in capital. There may be features within the terms of the convertible notes that are considered to be an embedded derivative and could be recorded on the balance sheet at fair value as a liability. If it is determined to be an embedded derivative, we will be required to recognize changes in the derivative’s fair value from period to period in other income (expense) in our statements of operations.

The number of shares of common stock, actual and as adjusted, shown in the table above excludes the following at June 30, 2011:

•	3,935,163 shares of our common stock issuable upon exercise of outstanding options under our stock option plans at a weighted average exercise price of $18.28 per share;

•	2,636,842 shares available for future issuance under our 2000 Equity Incentive Plan and 317,199 shares available for future issuance under our 2000 Non-Employee Directors’ Stock Option Plan;

•	1,346,384 shares available for future issuance under our 2000 Employee Stock Purchase Plan;

•

4,502,119 shares of our common stock issuable upon conversion of our $85.0 million convertible senior notes due 2015 that are outstanding (assuming that the notes had been converted as of June 30, 2011); and

•	the shares of our common stock to be reserved for issuance upon conversion of the convertible senior notes due 2018.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following information replaces as adjusted working capital and total assets information included in the balance sheet data as of June 30, 2011 set forth on (i) page S-7 of the preliminary prospectus supplement for the Common Stock Offering and (ii) page S-10 of the preliminary prospectus supplement for the Convertible Senior Notes Offering:

As of June 30, 2011
As adjusted
Balance sheet data:
Working capital:	$448,240
Total assets:	$506,885

The Issuer has filed a registration statement (including preliminary prospectus supplements each dated September 12, 2011 and an accompanying prospectus dated September 12, 2011) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Goldman, Sachs & Co. (Attn: Prospectus Department, 200 West Street, New York, New York 10282, Fax: 212-902-9316 or Email at prospectus-ny@ny.email.gs.com or by calling 1-866-471-2526) or from J.P. Morgan Securities LLC (c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by calling 866-803-9204).

This communication should be read in conjunction with the preliminary prospectus supplements dated September 12, 2011 and the accompanying prospectus. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.